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SEC FILE NUMBER
8-47217

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Britehorn Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1401 Lawrence St, Ste 1600
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bobbi Armstrong	720-465-5305	bobbi@britehorn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS PC
(Name – if individual, state last, first, and middle name)

80 Washington St, Bdg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Bobbi Armstrong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Britehorn Securities LLC, as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Compliance Officer

Notary Public

Notary Public State of Florida
Ronald J Jane III
My Commission GG 220116
Expires 05/21/2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Notary Public State of Florida
Ronald J Jane III
My Commission GG 220116
Expires 05/21/2022

BRITEHORN SECURITIES, LLC

TABLE OF CONTENTS

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Britehorn Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Britehorn Securities, LLC, as of December 31, 2021, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Britehorn Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Britehorn Securities, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on page 12 through 18 has been subjected to audit procedures performed in conjunction with the audit of Britehorn Securities, LLC's financial statements. The supplemental information is the responsibility of Britehorn Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P. C
We have served as Britehorn Securities, LLC's auditor since 2021.
Norwell, Massachusetts

February 7, 2021

BRITEHORN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

	ASSETS	
Cash	$	640,507
Commissions receivable		212,326
Other assets		4,601
Total assets	**$**	**857,434**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Commissions payable	$	713,842
Accounts payable and accrued expenses		24,887
Total liabilities		738,729
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		118,705
Total liabilities and members' equity	**$**	**857,434**

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

Investment banking	$ 20,758,651
Consulting income	$ 343,276
Total revenue	$ 21,101,927
Commissions expense	$ 15,684,856
Regulatory fees and compliance	$ 106,793
Payroll and related expenses	$ 131,749
Professional fees	$ 88,006
Technology and communications	$ 15,485
Rent and occupancy	$ 19,350
Insurance and risk management	$ 3,745
Other operating expenses	$ 11,781
Total expenses	$ 16,061,764
Net Income	$ 5,040,163

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF STATEMENT OF CHANGES
IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2021

BALANCE, December 31, 2020	$ 101,042
Distributions	(5,022,500)
Net income	5,040,163
BALANCE, December 31, 2021	$ 118,705

The accompanying notes are an integral part of this statement.

BRITEHORN SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:	
Net income	$ 5,040,163
Adjustments to reconcile net income to cash provided by operating activities:	
Decrease in commissions receivable	146,923
Decrease in other assets	(1,406)
Decrease in commissions payable	369,103
Decrease in accounts payable and accrued expenses	20,782
Net cash provided by operating activities	5,575,566
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions to members	(5,022,500)
NET INCREASE IN CASH	553,066
CASH, at beginning of year	87,442
CASH, at end of year	$ 640,507

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Britehorn Securities, LLC ("Britehorn Securities or the "Company"), formerly LoHi securities, LLC, is a Colorado limited liability company, organized in 2003 to engage in best efforts underwriting and private placements of securities. The Company's primary activity is investment banking and consulting services.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to Footnote 74 of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows for the period ending December 31, 2021.

The Company primarily derives its revenues from investment banking services and capital raising activities. Revenue associated with investment banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided.

Commissions Receivable

Commissions receivable are stated at actual amounts less an allowance for doubtful accounts. The commissions are receivable from clients on a monthly basis that reflect amounts earned but not yet received. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2021. The Company's policy is not to accrue interest on commissions receivable.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company may account for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2018 to 2020 are subject to review by the Internal Revenue Service.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers investments with maturities less than three months to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any securities positions as of December 31, 2021.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under provision. At December 31, 2021, the

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS (CONTINUED)

Company had net capital and net capital requirements of $100,853 and $49,249 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 7.32 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the total value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to recognize ROU assets and lease liabilities for short-term leases that have a lease term of greater that 12 months at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company has a noncancelable Membership agreement with an unrelated party for office space which expires in September 2022, which is less than 12 months. Future minimum membership/lease payments are as follows:

Year Ending December 31,	Amount
2022	$15,300

Rent and related membership occupancy costs charged to operations amounted to $19,350 for the year ended December 31, 2021.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties, do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (CONTINUED)

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2021.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other assets, and accrued expenses and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

As of December 31, 2021, the Company does have deposits in banks in excess of the FDIC insured amount of $250,000. In general, the company maintains cash balances below the $250,000 insured amount but periodically balances are in excess. To mitigate the risk the company maintains banking relationships with large National Banks, i.e. JP Morgan Chase Bank.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations for the year ending December 31, 2021.

NOTE 5 - CONCENTRATION RISK

The Company records revenue from several different advisory and consulting agreements. For the year ending December 31, 2021, 74% of the Company's revenue was derived from three individual agreements.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

BRITEHORN SECURITIES, LLC
SCHEDULES I
COMPUTATION OF NET CAPITAL AND RECONCILIATION PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2021

CREDIT:	
Members' equity	$ 118,705
DEBITS:	
Nonallowable assets:	
Commissions receivable	13,250
Other assets	4,602
Total debits	17,852
NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION	100,853
Haircuts on securities positions	-
Undue concentration	-
NET CAPITAL	100,853
Minimum requirements of 6-2/3% of aggregate indebtedness of $738,729 or $5,000, whichever is greater	49,249
Excess net capital	$ 51,604
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 713,843
Due to Parent	24,887
Total aggregate indebtedness	$ 738,729
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.32 to 1

There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2021.

BRITEHORN SECURITIES, LLC
SCHEDULES II AND III

DECEMBER 31, 2021

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None. The Company is a Non-Covered Firm engaging in Non-Covered Firm Activities no longer deemed to be acting under the (k)(2)(i). Although the Company is no longer eligible to claim an exemption under SEC Rule 15c3-3(k), it is not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None. The Company is a Non-Covered Firm engaging in Non-Covered Firm Activities no longer deemed to be acting under the (k)(2)(i). Although the Company is no longer eligible to claim an exemption under SEC Rule 15c3-3(k), it is not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013).

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Britehorn Securities, LLC.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Britehorn Securities, LLC stated that Britehorn Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Britehorn Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Britehorn Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Britehorn Securities, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Britehorn Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.
We have served as Britehorn Securitas, LLC's auditor since 2021.
Norwell, Massachusetts

February 7, 2021

February 7, 2022

15c3-3 Exemption Report 2021

To whom it may concern:

Dear Sir/Madam

On July 1, 2020, the SEC issued guidance on the characterization of U.S. registered broker-dealers under Securities Exchange Act Rule 15c3-3. In the past, FINRA required all broker-dealers that were not required to comply with Rule 15c3-3 to claim an exemption under Rule 15c3-3(k) in their membership agreements even when their business activities did not require the exemption. In footnote 74 to SEC Release No. 34-70073 (July 30, 2013) and its 2020 guidance, the SEC indicated that such broker-dealers (called "non-covered firms") should not claim an exemption and should amend its membership agreement to reflect that the firm is not acting under an exemption in Rule 15c3-3(k).

The Company is a Non-Covered Firm engaging in Non-Covered Firm Activities[1] and amended its FINRA membership agreement in 2020 to reflect that the Company is no longer deemed to be acting under an exemption in Rule 15c3-3(k). Although the Company is no longer eligible to claim an exemption under SEC Rule 15c3-3(k), it is not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance.

Accordingly, this is to confirm for the reporting period (calendar year 2021), the Company (i) did not carry accounts of or for customers, (ii) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money received and promptly transmitted in compliance with SEC Rule 15c2-4, and (3) did not carry PAB accounts (as defined in Rule 15c3-3)

Bobbi Armstrong

Bobbi Armstrong
Chief Compliance Officer
Britehorn Securities, LLC

[1] The Company's securities business is limited to M&A (Merger and Acquisition) consulting where securities transactions are referred to other broker-dealers and acting as private placement agents where transactions are based on a best-efforts basis (not based on firm commitments).

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Britehorn Securities, LLC,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Britehorn Securities, LLC. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.
LMHS, P.C
We have served as Britehorn Securities, LLC's auditor since 2021.
Norwell, Massachusetts

February 7, 2021

BRITEHORN SECURITIES, LLC

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2021

General assessment per Form SIPC-7, including interest	$ 31,560
Less: payments made with Form SIPC-6	(7,359)
Amount paid with Form SIPC-7	$ 24,201

LMHS, P.C.
Certified Public Accountants and Advisors

February 7, 2022

Bobbi Armstrong
Britehorn Securities, LLC
1401 Lawrence St, Suite 1600
Denver, CO 80202

Dear Mr. Armstrong,

We have audited the financial statements of Britehorn Securities, LLC as of and for the year ended December 31, 2021. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated September 18, 2021, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of Britehorn Securities, LLC solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Had we discovered significant control deficiencies and or material weakness and other matters during our audit, we would have communicated those to you in a separate letter. However, during the course of our audit, we discovered no such deficiencies or weaknesses.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with Britehorn Securities, LLC, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement.

No significant issues were encountered in connection with our retention as the auditors of Britehorn Securities, LLC

No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Significant Risks Identified during Risk Assessment Procedures

The following significant risks were identified during the performance of our risk assessment procedures. Britehorn Securities, LLC has a significant risk in the determination of net capital, including what is allowable, non-allowable and the appropriate haircuts associated with marketable securities as well as the risk of revenue overstatement and commission understatement.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

There were no significant changes to our planned audit strategy once we began the performance of our audit.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by Britehorn Securities, LLC is included in Note 1 to the financial statements.

No matters have come to our attention that would require us, under professional standards, to inform you about the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

The following accounting policies and practices are considered critical: Revenue recognition and the related commission expense as well as the determination of net capital for regulatory purposes.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimates affecting the financial statements are revenue recognition, and the related commission expenses as well as the determination of net capital for regulatory purposes.

Management's estimate of recognized revenue and related commission expenses is based on their understanding of when the benefit has been received by the customer or the lapse of time and when the recipient of the related commission has completed their task associated with that commission or the related lapse of time. We evaluated the key factors and assumptions used in these determinations and concluded that they are reasonable in relation to the basic financial statements taken as a whole. With regard to the determination of net capital for regulatory purposes, we have evaluated managements calculations and documentation and find it to be reliable in relation to the basic financial statements taken as a whole.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting Britehorn Securities, LLC's financial statements relate to revenue recognition and the related commission expense as well as the determination of net capital for regulatory purposes. Managements procedures are consistent with the prior year.

Auditor's Evaluation of the Quality of the Entity's Financial Reporting

The primary responsibility for establishing an entity's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the entity's accounting policies and their application, the clarity and completeness of the entity's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to the audit committee.

Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable.

Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP).

We did not identify any new accounting pronouncements applicable to the entity.

We did not identify any alternative accounting treatments permissible under U.S. GAAP for policies and practices related to material items that are applicable to the entity.

Other Information in Documents Containing Audited Financial Statements

Pursuant to professional standards, our responsibility as auditors for other information in documents containing Britehorn Securities, LLC's audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information. However, in accordance with such standards, we have:

Read the information inquired of management, and obtained written representation, and considered whether such information, or the manner of its presentation, was materially inconsistent with its presentation in the financial statements.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its

manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report. No such matters or conditions have come to attention during our audit engagement.

Uncorrected and Corrected Misstatements

For the purposes of this letter, professional standards require that we provide to you a schedule of uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements.

In addition, we are required to communicate misstatements, other than those determined to be clearly trivial, related to accounts and disclosures identified during the audit engagement that have been corrected by management. These audit adjustments, in our judgment, may not have been detected except through the performance of auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the entity's financial reporting process (that is, could potentially cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or not by the entity, either individually or in the aggregate, indicate matters that could have a significant effect on the entity's financial reporting process.

Material Written Communications

We have had no other material written communications with management.

The Auditor's Report

We have provided to you and discussed with you a draft of the auditor's report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to

Britehorn Securities, LLC's financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Other Matters

We encountered no other matters that require communication at this time.

This report is intended solely for the information and use of the audit committee, the board of directors and management of Britehorn Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C

LMHS, P.C.

February 7, 2022

(Date)

BRITEHORN SECURITIES, LLC

Financial Statements
For the Year Ending December 31, 2021
In accordance with Rule 17A-5(d)